                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Family Bancorp
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   306883 10 9
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 William J. Ryan
                 Chairman, President and Chief Executive Officer
                     Peoples Heritage Financial Group, Inc.
                               One Portland Square
                           Portland, Maine 04112-9540
                                 (207) 761-8500
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 1996
- --------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 832,000 shares, which constitutes approximately 19.9% of the total number of shares of the issuer outstanding as of May 30, 1996. Unless otherwise indicated, all ownership percentages set forth herein assume that as of May 30, 1996 there were 4,188,617 shares of the issuer outstanding.

                         (Continued on following pages)

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CUSIP No. 306883 10 9                           Page  2  of  15  Pages
                                                     ---    ----
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- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Peoples Heritage Financial Group, Inc.
      IRS Employer Identification No. 01-0437984
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) / /
       Not Applicable                                                    (b) / /
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- --------------------------------------------------------------------------------
3.  SEC USE ONLY

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- --------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
      WC
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                                   / /
      Not applicable
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Maine
- --------------------------------------------------------------------------------

                            ----------------------------------------------------
NUMBER OF                   7.  SOLE VOTING POWER
SHARES                           832,000(1)
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8.  SHARED VOTING POWER
EACH                             0
REPORTING                   ----------------------------------------------------
PERSON                      9.  SOLE DISPOSITIVE POWER
WITH                             832,000(1)
                            ----------------------------------------------------
                            10. SHARED DISPOSITIVE POWER
                                 0
                            ----------------------------------------------------

- --------------------------
(1) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

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CUSIP No. 306883 10 9                           Page  3  of  15  Pages
                                                     ---    ----
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- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
         832,000(2)
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES
        Not Applicable                                                       / /
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- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.9%
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO, HC
- --------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.10 per share ("Company Common Stock," an individual share of which, a "Share"), of Family Bancorp (the "Company"), a corporation organized and existing under the laws of the Commonwealth of Massachusetts and registered as a savings and loan holding company under the Home Owners' Loan Act, as amended. The principal executive offices of the Company are located at 153 Merrimack Street, Haverhill, Massachusetts 01830.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Schedule 13D is filed by Peoples Heritage Financial Group, Inc. ("Peoples Heritage"), a corporation organized and existing under the laws of the State of Maine and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Through its subsidiaries, Peoples Heritage provides a wide range of financial services to individuals and businesses located in both Maine and New Hampshire. Peoples Heritage's principal offices are located at One Portland Square, Portland, Maine 04112-9540.

         Each executive officer and each director of Peoples Heritage is a citizen of the United States. The name, business address and present principal occupation of each executive

- ---------------------
(2) The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.

officer and director is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

         (d)-(e) During the last five years, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Peoples Heritage or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Stock Option Agreement, dated as of May 30, 1996, by and between the Company, as issuer, and Peoples Heritage, as grantee (the "Company Option Agreement"), the Company has granted Peoples Heritage an irrevocable option to purchase the Shares covered by this Schedule 13D (the "Company Option"). Specifically, the Company Option grants Peoples Heritage the right to purchase up to 832,000 Shares (approximately 19.9% of the number of Shares outstanding on May 30, 1996, without giving effect to the issuance of any Shares pursuant to an exercise of the Company Option), subject to certain adjustments, at a price, subject to certain adjustments, of $20.50 per Share. The Company Option was granted by the Company as a condition of and in consideration for Peoples Heritage's entering into the Agreement and Plan of Merger, dated as of May 30, 1996, by and among Peoples Heritage, Peoples Heritage Merger Corp. ("PHMC"), a Maine corporation and a wholly-owned subsidiary of Peoples Heritage, and the Company (the "Agreement").

         The exercise of the Company Option for the full number of Shares currently covered thereby would require aggregate funds of $17,056,000. It is anticipated that, should the Company Option become exercisable and should Peoples Heritage elect to exercise the Company Option, Peoples Heritage would obtain the funds for purchase from working capital.

         A copy of the Company Option Agreement is included as Exhibit 10(a) to Peoples Heritage's Current Report on Form 8-K dated the date hereof (the "Peoples Heritage Form 8-K") and is incorporated herein by reference in its entirety.

ITEM 4. PURPOSE OF TRANSACTION.

         On May 30, 1996, the Company, Peoples Heritage and PHMC entered into the Agreement, pursuant to which the Company will, subject to the conditions and upon the terms stated therein, merge with and into PHMC (the "Merger"), with PHMC surviving the Merger as a wholly-owned subsidiary of Peoples Heritage. The Company and Peoples Heritage also entered into a Stock Option Agreement (the "Peoples Heritage Option

Agreement," and together with the Company Option Agreement, the "Option Agreements"), pursuant to which Peoples Heritage granted to the Company an option (the "Peoples Heritage Option") to purchase up to 1,500,000 shares, subject to certain adjustments, of Peoples Heritage common stock, $.01 par value per share ("Peoples Heritage Common Stock"), at a price, subject to certain adjustments, of $19.75 per share. The Company Option and the Peoples Heritage Option (collectively, the "Options") were each granted by the respective issuer as a condition of and in consideration for the other party's entering into the Agreement.

         In accordance with the Agreement, each share (other than (i) shares with respect to which dissenters' rights are perfected under applicable Massachusetts law and (ii) shares held by Peoples Heritage or any of its subsidiaries other than in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted) of Company Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will at the Effective Time be converted into the right to receive 1.26 shares (the "Exchange Ratio") of Peoples Heritage Common Stock, subject to possible adjustment under certain circumstances. At the Effective Time, each share of Peoples Heritage Common Stock issued and outstanding immediately prior to the Effective Time will be unchanged and will remain issued and outstanding, and each share of PHMC common stock issued and outstanding immediately prior to the Effective Time similarly will be unchanged and will remain issued and outstanding.

         The Merger is subject to customary closing conditions, including, among other things, approval of the Merger by the respective shareholders of the Company and Peoples Heritage, the receipt of requisite regulatory approvals, the receipt from the parties' respective counsel of favorable legal opinions with respect to the tax consequences of the Merger, the receipt by each of the Company and Peoples Heritage of an opinion from the other party's legal counsel relating to certain legal matters, the effectiveness of a registration statement to be filed by Peoples Heritage with the Securities and Exchange Commission with respect to the shares of Peoples Heritage Common Stock to be issued in the Merger, the approval for listing of such shares of Peoples Heritage Common Stock on the Nasdaq Stock Market's National Market and the absence of any legal restraint or injunction relating to the Merger. In addition, it is a condition to Peoples Heritage's obligation to consummate the Merger that any dissenting Shares under applicable Massachusetts law constitute not more than 10% of the outstanding shares of Company Common Stock immediately prior to the Effective Time. None of the foregoing approvals has yet been obtained, and there is no assurance as to if or when such approvals will be obtained. The Merger and the transactions contemplated by the Agreement will be submitted for approval at meetings of the shareholders of the Company and Peoples Heritage that are expected to take place in 1996.

         The Agreement contains certain covenants of the parties regarding the conduct of their respective businesses pending the consummation of the Merger. Generally, the Company and its subsidiaries must carry on their business in the ordinary course consistent

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with past practice and use all reasonable efforts to preserve intact their present business organizations and relationships; may not increase dividends on the Company Common Stock beyond levels specified therein; may not effect any recapitalization, reclassification, stock split or like change in capitalization; and may not issue any capital stock or issue, grant or modify any warrants, options, rights, convertible securities or other arrangements which obligate the party to issue or dispose of any of its capital stock, other than the issuance of Shares upon the exercise of outstanding options to purchase Company Common Stock under the Company's existing stock option plans and the issuance of Shares pursuant to the Company Option Agreement. The Agreement also contains restrictions on the Company relating to, among other things, charter and bylaw amendments, acquisitions and actions which could affect the treatment of the Merger as a reorganization for purposes of Section 368 of the Internal Revenue Code. The Agreement further contains certain restrictions on the Company and its subsidiaries relating to, among other things, purchase of shares of Company Common Stock, encumbrance of shares of stock held by the Company and its subsidiaries, certain increases in employee and director compensation, modifications to certain employee benefit plans, incurrence of indebtedness, changes in accounting methods, capital expenditures, entrance into derivatives contracts and granting of preferential rights to purchase assets or rights of the Company or its subsidiaries.

         The Agreement further restricts the Company from soliciting or encouraging any inquiries or proposals, or participating in any negotiations or discussions (other than with Peoples Heritage or any of its affiliates) with respect to or concerning any acquisition, lease or purchase of all or a substantial portion of assets of, or any equity interest in, the Company or a subsidiary of the Company, unless otherwise required by the fiduciary duties of the Company's Board of Directors.

         The Agreement generally provides that Peoples Heritage may not amend its articles or bylaws in a manner which would adversely affect the terms of the Peoples Heritage Common Stock or Peoples Heritage's ability to consummate the transactions contemplated by the Agreement, make any acquisition or take any other action that would materially adversely affect its ability to consummate the transactions contemplated by the Agreement in a reasonably timely manner, increase dividends on the Peoples Heritage Common Stock other than in the ordinary course of business and consistent with past practice and take any action that could affect the treatment of the Merger as a reorganization for purposes of Section 368 of the Internal Revenue Code.

         The Agreement provides that Peoples Heritage shall take all action necessary to appoint or elect, effective as of the Effective Time, one non-employee director of the Company as of the date of the Agreement who is designated by the Company and who meets the director qualification requirements set forth in Peoples Heritages' Bylaws and is otherwise acceptable to Peoples Heritage as a director of Peoples Heritage. The Agreement also provides for the nomination of such person for election as a director of Peoples Heritage at the first annual meeting of shareholders of Peoples Heritage following consummation of the Merger.

         The Agreement may be terminated (i) by mutual consent of the parties;
(ii) by a non-breaching party if the other party (a) breaches any material covenants or undertakings contained in the Agreement or (b) materially breaches any representations or warranties contained in the Agreement, in each case if such breach has not been cured within thirty days after notice; (iii) by any party if either Peoples Heritage's or the Company's shareholders do not approve the Agreement, unless such failure to approve is caused by the failure of the party seeking to terminate to materially perform its obligations under the Agreement; (iv) by any party if certain required regulatory or third party approvals or consents are not obtained; (v) by either Peoples Heritage or the Company if the Merger is not consummated by May 30, 1997, unless the failure to consummate the Merger is due to a breach by the party seeking to terminate of its obligations under the Agreement; or (vi) by the Company, at any time during the five-day period following the Pricing Period (as defined below), if the average of the daily closing prices of a share of Peoples Heritage Common Stock during the Pricing Period (the "Average Closing Price") is less than $15.00 per share, provided that in the event the Company elects to exercise this termination right and upon notice, Peoples Heritage will have the right to adjust the Exchange Ratio such that when the Exchange Ratio, as adjusted, is multiplied by the Average Closing Price, the product is not less than $18.90, in which case the Agreement will not be terminated. The term "Pricing Period" is defined in the Agreement to mean the period of ten consecutive trading days following the Determination Date, and the "Determination Date" is defined in the Agreement to mean the earlier of (x) the date on which the last regulatory approval required to consummate the Merger is obtained and (y) December 1, 1996.

         Concurrently with entering into the Agreement, Peoples Heritage and the Company entered into the Company Option Agreement pursuant to which the Company granted to Peoples Heritage the Company Option. Under the Company Option Agreement, the Company Option will become exercisable (so long as Peoples Heritage is not in material breach of the Company Option Agreement or the Agreement, and no injunction against delivery of Shares covered by the Company Option Agreement is in effect) upon the occurrence of a Purchase Event (as defined in the Company Option Agreement), including, among other things, (1) the Company authorizing, recommending or publicly proposing, or publicly announcing an intention to authorize, recommend or propose, or entering into an agreement (other than with Peoples Heritage or any subsidiary of Peoples Heritage) to effect (a) a merger, consolidation or similar transaction, (b) disposition of at least 15% of the consolidated assets of the Company and its subsidiaries or (c) the issuance, sale or other disposition of securities representing at least 15% of the voting power of the Company or its subsidiaries; or (2) the acquisition of or acquisition of the right to acquire beneficial ownership of at least 25% of the then outstanding shares of the Company Common Stock by a third party (other than by Peoples Heritage or any subsidiary of Peoples Heritage). Under the Company Option Agreement, at any time during which the Company Option is exercisable, Peoples Heritage may request the Company to repurchase the Company Option and any Shares purchased pursuant thereto under certain circumstances and conditions, and at a price specified in the Company Option Agreement.

         The Company Option Agreement terminates upon the earliest of (i) the Effective Time of the Merger, (ii) termination of the Agreement in accordance with its terms prior to (a) the occurrence of a Purchase Event or (b) the occurrence of certain other Preliminary Purchase Events (as defined in the Company Option Agreement), including, among other things, (1) the commencement by a third party of a tender or exchange offer for 10% of the Company's then outstanding Shares, (2) the failure by the Company's shareholders to approve the Agreement, (3) the withdrawal or adverse modification of the recommendation of the Company's Board of Directors in respect of the Agreement or (4) a material breach by the Company of the Agreement entitling Peoples Heritage to terminate thereunder (without regard to the period provided to cure, unless such cure is promptly effected without jeopardizing consummation of the Merger), in the case of (2), (3) and (4) following the announcement or commencement by a third party of certain transactions, proposals or filings involving the Company, (iii) the passing of 12 months following termination of the Agreement by Peoples Heritage due to a breach by the Company of covenants, representations or warranties made by it therein and (iv) the passing of 12 months following termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

         The Company Option Agreement provides that in the event the Company enters into certain transactions with third parties, Peoples Heritage will have the right to substitute for the Company Option a substitute option with (i) the continuing or surviving corporation, in the case of a merger or consolidation with the Company, (ii) the transferee, in the case of a transfer of all or substantially all of Company's assets or (iii) with the Company. In such case, the substitute option will have the same or, if not so permitted by law, as similar as possible terms as the Company Option, with the number of shares covered by the substitute option and the exercise price therefor determined as specified in the Company Option Agreement.

         Except as set forth herein or in the exhibits hereto, to the best of Peoples Heritage's knowledge, the Company does not have any current plans or proposals that relate to or would result in:

         (A) The acquisition by any person of additional shares of Company Common Stock or the disposition of shares of Company Common Stock;

         (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (C) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (D) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

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         (E)   Any material change in the present capitalization or dividend policy of the Company;

         (F) Any other material change in the Company's business or corporate structure;

         (G) Any changes in the Company's articles of organization, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (H) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (I) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (J)   Any action similar to any of those enumerated above.

         The foregoing descriptions of the Agreement, the Company Option Agreement and the press release, dated May 31, 1996, issued by the Company and Peoples Heritage relating to the transactions contemplated by the Agreement and the Option Agreements are qualified in their entirety by reference to copies of each of such documents, which are included as Exhibits 2, 10(a) and 20, respectively, to the Peoples Heritage Form 8-K and are incorporated herein by reference in their entirety.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a)-(b) By reason of its execution of the Company Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Peoples Heritage may be deemed to have sole voting and dispositive power with respect to the Company Common Stock subject to the Company Option and, accordingly, may be deemed to beneficially own 832,000 shares of Company Common Stock, or 19.9% of the Company Common Stock issued and outstanding as of May 30, 1996 without giving effect to the issuance of any shares pursuant to an exercise of the Company Option. However, because the Company Option is exercisable only in the circumstances set forth in Item 4 of this Schedule 13D, none of which has occurred as of the date hereof, Peoples Heritage expressly disclaims any beneficial ownership of the 832,000 shares of Company Common Stock which are obtainable by Peoples Heritage upon exercise of the Company Option.

         Except as set forth above, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of the individuals named in Exhibit 1 hereto, is a beneficial owner of any Company Common Stock.

         (c) Except as set forth above, no transactions in Company Common Stock were effected during the past 60 days by Peoples Heritage or, to the best of Peoples Heritage's knowledge, by any of the individuals named in Schedule 1 hereto.

         (d) So long as Peoples Heritage has not purchased the Shares of Company Common Stock subject to the Company Option, Peoples Heritage does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.

         (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Concurrently with the entering into of the Company Option Agreement, the Company and Peoples Heritage entered into the Peoples Heritage Option Agreement. The Peoples Heritage Option Agreement provides for the purchase by the Company of up to 1,500,000 shares, subject to certain adjustments, of Peoples Heritage Common Stock (the "Peoples Heritage Option Shares") at an exercise price, subject to certain adjustments, of $19.75 per share, payable in cash. The Peoples Heritage Option Shares, if issued pursuant to the Peoples Heritage Option Agreement, would represent approximately 6.0% of the Peoples Heritage Common Stock issued and outstanding as of May 30, 1996, without giving effect to the issuance of any shares pursuant to an exercise of the Peoples Heritage Option. With the exception of the number of shares subject to the option, the price at which the option may be exercised and the percentage of Peoples Heritage Common Stock which would be owned by the Company upon exercise of the option, the terms of the Peoples Heritage Option Agreement are substantially identical in all respects to those of the Company Option Agreement.

         The foregoing description of the Peoples Heritage Option Agreement is qualified in its entirety by reference to the copy of the Peoples Heritage Option Agreement, which is filed as Exhibit 10(b) to the Peoples Heritage Form 8-K and incorporated herein by reference.

         As described above, the Agreement contains certain customary restrictions on the conduct of the business of the Company, including certain customary restrictions relating to the Company Common Stock. Except as provided in the Agreement and the Option Agreements, neither Peoples Heritage nor, to the best of Peoples Heritage's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 -    Name, Business Address, and Present Principal Occupation of Each
               Executive Officer and Director of Peoples Heritage Financial
               Group, Inc.

Exhibit 2 -    Stock Option Agreement, dated as of May 30, 1996, by and between
               Family Bancorp, as issuer, and Peoples Heritage Financial Group,
               Inc., as grantee (incorporated by reference to Exhibit 10(a) to Peoples Heritage Financial Group, Inc.'s Current Report on Form
               8-K dated the date hereof).

Exhibit 3 -    Agreement and Plan of Merger, dated as of May 30, 1996, by and among Peoples Heritage Financial Group, Inc., Peoples Heritage
               Merger Corp. and Family Bancorp (incorporated by reference to
               Exhibit 2 to Peoples Heritage Financial Group, Inc.'s Current
               Report on Form 8-K dated the date hereof).

Exhibit 4 -    Stock Option Agreement, dated as of May 30, 1996, by and between
               Peoples Heritage Financial Group, Inc., as issuer, and Family
               Bancorp, as grantee (incorporated by reference to Exhibit 10(b) to Peoples Heritage Financial Group, Inc.'s Current Report on
               Form 8-K dated the date hereof).

Exhibit 5 -    Press Release, dated May 31, 1996, relating to transactions between Peoples Heritage Financial Group, Inc. and Family Bancorp
               (incorporated by reference to Exhibit 20 to Peoples Heritage
               Financial Group, Inc.'s Current Report on Form 8-K dated the date hereof).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                   PEOPLES HERITAGE FINANCIAL GROUP,
                                     INC.

                                   By: /s/ Peter J. Verrill
                                       -----------------------------------------
                                       Peter J. Verrill
                                       Executive Vice President, Chief Operating
                                         Officer, Chief Financial Officer and
                                         Treasurer

June 3, 1996

                                  EXHIBIT INDEX

                                                            Sequential
Exhibit                 Description                          Page No.
- -------    -----------------------------------------        ----------
   1       Name, Business Address, and Present
           Principal Occupation of Each Executive
           Officer and Director of Peoples Heritage
           Financial Group, Inc.                                14

   2       Stock Option Agreement, dated as of May
           30, 1996, by and between Family Bancorp,
           as issuer, and Peoples Heritage Financial
           Group, Inc., as grantee (incorporated by
           reference to Exhibit 10(a) to Peoples
           Heritage Financial Group, Inc.'s Current
           Report on Form 8-K dated the date hereof).
                                                                --

   3       Agreement and Plan of Merger, dated as of
           May 30, 1996, by and among Peoples
           Heritage Financial Group, Inc., Peoples
           Heritage Merger Corp. and Family Bancorp
           (incorporated by reference to Exhibit 2 to
           Peoples Heritage Financial Group, Inc.'s
           Current Report on Form 8-K dated the date
           hereof).                                             --

   4       Stock Option Agreement, dated as of May
           30, 1996, by and between Peoples Heritage
           Financial Group, Inc., as issuer, and Family
           Bancorp, as grantee (incorporated by
           reference to Exhibit 10(b) to Peoples
           Heritage Financial Group, Inc.'s Current
           Report on Form 8-K dated the date hereof).
                                                                --

   5       Press Release, dated May 31, 1996, relating
           to transactions between Peoples Heritage
           Financial Group, Inc. and Family Bancorp
           (incorporated by reference to Exhibit 20 to
           Peoples Heritage Financial Group, Inc.'s
           Current Report on Form 8-K dated the date
           hereof).                                             --

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